July 16, 2015

BY EDGAR AND BY HAND

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation Amendment No. 4 to Draft Registration Statement on Form F-1 Confidentially Submitted May 29, 2015 CIK No. 0001611820

Dear Ms. Jacobs:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated June 18, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 5 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on May 29, 2015. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

This letter is being submitted together with confidential draft no. 6 of the Draft Registration Statement (“Draft No. 6”). Draft No. 6 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 6, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 6.

Ms. Barbara C. Jacobs

July 16, 2015

We would like to thank you on behalf of the entire working group for your review of the amendment. We would appreciate it if you could address any future correspondence to the Company’s recently appointed chief executive officer, Mr. Takeshi Idezawa.

Prospectus Cover Page

1.	Please disclose on the prospectus cover page that the offering will result in a dual class corporate structure and that your affiliates will continue to retain substantial voting power after the completion of the offering due to the disparate voting rights attached to the two classes of shares.

The Company has revised the disclosure on the prospectus cover page to address the Staff’s comment.

Principal and Selling Shareholder, page 137

2.	We note your disclosure that you will have two classes of capital stock with disparate voting rights – common stock and Class A stock. Please disclose the percentage of voting power of NAVER Corporation based on its share ownership after the completion of the offering. Also disclose the percentage of voting power of beneficial owners of 5% of more of each class of the company’s voting securities. Based on your disclosure, it appears that Mr. Hae Jin Lee and Mr. Joongho Shin could own more than 5% of Class A stock after completion of the offering. See Item 7 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 to add the percentage of voting power of NAVER Corporation based on its share ownership after the completion of the offering. Based on their current ownership of stock options to acquire class A stock, neither Hae Jin Lee nor Joongho Shin beneficially owns more than 5% of class A stock, but the Company will further revise the disclosure to add their respective ownership if the final offering structure will result in either of them beneficially owning more than 5% upon completion of the offering.

Notes to Consolidated Financial Statements

14. Income Taxes, page F-45

3.	Please clarify your disclosure on F-50 to explain the reconciling item for “assessment of the recoverability of deferred tax assets.” Further, please clarify the reconciling item for “differences in applicable tax rates of subsidiaries.” In this regard, we note your disclosure on page 82 that the effective tax rate differed from the statutory rate primarily due to pre-tax losses recorded by your Korean subsidiaries for which no deferred tax assets were recognized and non-deductible share-based payment expense in connection with stock options.

The Company advises the Staff that for the year ended December 31, 2012, the “assessment of the recoverability of deferred tax assets” amount was related to unrecognized deferred tax assets of 558,208 thousand yen and 152,568 thousand yen in connection with the pre-tax losses recorded by the Company and other subsidiaries, respectively, on a standalone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 681,834 thousand yen and 19,081 thousand yen for tax loss carryforwards and deductible temporary differences for one of the Company’s Japanese subsidiaries, which was discontinued in 2014, and the Company’s other subsidiaries, respectively, on a stand-alone basis. For the year ended December 31, 2013, the “assessment of the recoverability of deferred tax assets” amount was due to recognizing previously unrecognized deferred tax assets of 2,132,169 thousand yen and 1,827,318 thousand yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for the Company on a stand-alone basis. Such impact was partially offset by unrecognized deferred tax assets of 2,953,786 thousand yen and 156,974 thousand yen in connection with the pre-tax losses recorded by

Ms. Barbara C. Jacobs

July 16, 2015

the Company’s Korean subsidiaries and the Company’s other subsidiaries, respectively, on a stand-alone basis. For the year ended December 31, 2014, the “assessment of the recoverability of deferred tax assets” amount was related to unrecognized deferred tax assets of 2,245,467 thousand yen and 123,692 thousand yen in connection with the pre-tax losses recorded by the Company’s Korean subsidiaries and the Company’s other subsidiaries, respectively, on a stand-alone basis.

The “differences in applicable tax rates of subsidiaries” amounts were mainly related to the differences resulting from applying a lower statutory income tax rate of 22.0% for the Korean subsidiaries, versus applying the higher Japanese statutory rates (40.7% for 2012, 38.0% for 2013 and 38.0% for 2014) for the respective fiscal years on pre-tax losses recorded by the Korean subsidiaries. Additionally, as the Company concluded that the deferred tax assets in connection with the pre-tax losses recorded by the Korean subsidiaries were not recoverable, the Company included the impact of the unrecognized deferred tax in the “assessment of the recoverability of deferred tax assets” line as explained above.

With respect to the “permanent non-deductible items” amount, it is mainly related to non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to non-Japanese employees and directors, as disclosed on page 89.

In addition, the Company identified errors in the amounts disclosed for “assessment of the recoverability of deferred tax assets,” “effects of changes in tax rate” and “others” for the year ended December 31, 2012 in the effective tax rate reconciliation table on page F-50. Such corrections only impact the amounts disclosed in the table and had no impact on the Company’s consolidated financial statements.

The Company has revised its disclosure on pages 95, F-50 and F-51 to clarify the reconciling items in response to the Staff’s comment, and revised the disclosure to address the corrections identified.

34. Subsequent Events

Significant Decline in the Fair Value of Available-For-Sale Financial Assets, page F-96

4.	We note your disclosure that subsequent to December 31, 2014, the fair value of one of your listed equity securities decreased significantly. As of May 29, 2015, such decline in value had resulted in a decrease in total assets by 2,867,985 thousand yen and a decrease in available-for-sale reserve included in shareholder’s equity by 1,845,835 thousand yen. Please clarify your disclosure to state whether you recognized an impairment loss in the Consolidated Statement of Profit or Loss relating to the decline in value, and the amount of such loss.

The Company respectfully advises the Staff that no impairment loss was recognized in the Consolidated Statement of Profit or Loss relating to the decline in value of such listed equity security. As disclosed on page F-19, the Company assesses impairment losses for a financial asset when the fair value is below the acquisition cost consistently for a period of six months or more, or if the fair value is 20% below its acquisition cost. For most of the period from January 1, 2015 to July 16, 2015, the stock price of such listed equity security was above its acquisition cost, except for several days in March and July where the stock price was approximately 1% to 4% below its acquisition cost. In formulating its policy and in evaluating the potential impairment of this security, in particular, the Company considered the guidance in IAS 39 paragraph 61 and concluded that the decline in value was not prolonged or significant and as a result did not recognize any impairment loss. In response to the Staff’s comment, the Company has also revised its disclosure on page F-97.

Ms. Barbara C. Jacobs

July 16, 2015

Exhibits

5.	Please tell us whether you intend to file the agreement with NAVER Corporation from January 1, 2014 that provides NAVER Corporation with advertising services via the LINE platform. This appears to be a related party agreement that should be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company is submitting a copy of the Service Partnership Agreement between LINE Plus Corporation and NAVER Corporation, dated January 1, 2014, and an amendment dated December 31, 2014, together with Draft No. 6.

*    *    *    *    *    *     *

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 6 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:       Laura Veator, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jan Woo, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Alan L. Beller, Esq.

Craig B. Brod, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.

David Sneider, Esq.

Youngjin Sohn, Esq.

Simpson Thacher & Bartlett LLP